

Ram Associates

Certified Public Accountants

FIRMFOUNDATION
INDEPENDENTLY OWNED MEMBER

December 30, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Healthcare Triangle, Inc. to be filed with the Securities and Exchange Commission on or about December 30, 2022. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

Ram Associates

Ram Associates

Hamilton, NJ.

Hamilton Office: 3240 East State Street Ext. • Hamilton, NJ 08619 • (609) 631-9552/(609-631-9553 • Fax (888) 319-8898